This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated June 7,
 2000, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or in on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by the Dealer Manager named below or one or more registered brokers or dealers licensed under the laws of such jurisdiction. All capitalized terms used in this paragraph have the meanings given to them below.


                     Notice of Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                                      of

                            Protocol Systems, Inc.

                                      at

                             $16.00 Net Per Share

                                      by

                      Welch Allyn Acquisition Corporation

                               which is owned by

                               Welch Allyn, Inc.

    Welch Allyn Acquisition Corporation, an Oregon corporation (the "Purchaser"), which is owned by Welch Allyn, Inc., a New York corporation ("Parent"), is offering to purchase for cash all outstanding shares of common stock, par value $.01 per share (together with the associated Rights, the "Shares"), of Protocol Systems, Inc., an Oregon corporation (the "Company"), at a price (the "Offer Price") of $16.00 per Share, net to the seller in cash without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated June 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which terms and conditions, as they may be amended or supplemented, constitute the "Offer").

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 5, 2000, UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon, among other things, (A) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least a majority of the issued and outstanding Shares, determined on a fully diluted basis, and (B) the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that following consummation of the Offer and upon satisfaction or waiver of all other conditions to the Merger (as defined below), Purchaser shall merge with and into the Company (the "Merger"). Upon the consummation of the Merger, the Company will be a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, each outstanding Share (other than shares held of record by Parent, Purchaser or the Company or any of their respective direct or indirect wholly-owned subsidiaries, or Shares held by shareholders of the Company, if any, who properly exercise and perfect dissenters' rights under Oregon law to the extent such rights are applicable to the Merger) shall be converted into the right to receive the Offering Price, or any greater amount that may be paid per Share in the Offer, without interest.

    The Board of Directors of the Company has adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's shareholders and unanimously recommends that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    The Offer will expire at 12:00 midnight, New York City time, on Wednesday, July 5, 2000, unless it is extended. Under certain circumstances specified in the Offer to Purchase, the Purchaser has the right to extend the Offer. During any extension, all Shares that had previously been tendered and not withdrawn will remain tendered, subject to the right of a tendering shareholder to withdraw tendered Shares.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary named below of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. If the Purchaser varies the terms of the Offer by increasing the consideration to be paid, the Purchaser shall pay such increased amount for each tendered Share accepted for payment pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price for tendered shares, regardless of any extension of or amendment to the Offer or any delay in paying for such shares.

    The Purchaser has no current intention to make available a "subsequent offering period" (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) at this time, but has the right (but not the obligation) to do so under Rule 14d-11 and the Merger Agreement.

    The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

    The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to all holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing.

    Questions and requests for assistance may be directed to the Information Agent named below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other relevant materials may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below, and copies will be furnished promptly at the Purchaser's expense.

    You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.



 The Information Agent for the Offer is:                           The Depositary for the Offer is:

[LOGO OF CHASEMELLON SHAREHOLDER SERVICES]                     [LOGO OF CHASEMELLON SHAREHOLDER SERVICES]

      44 Wall Street, 7th Floor                                             P.O. Box 3301
      New York, New York 10005                                       South Hackensack, NJ 07606

                    Banks and Brokers Call: (917) 320-6270
               All Others Please Call Toll-Free: (888) 509-7936


                     The Dealer Manager for the Offer is:

                    [LOGO OF THE ROBINSON-HUMPHREY COMPANY]

                           3333 Peachtree Road, N.E.
                            Atlanta, Georgia 30326
                                (404) 266-6000

June 7, 2000